UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Geeknet, Inc.

(Name of Subject Company)

Geeknet, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36846Q203

(CUSIP Number of Class of Securities)

Kathryn K. McCarthy

President, Chief Executive Officer
11216 Waples Mill Rd., Suite 103
Fairfax, Virginia 22030
(877) 433-5638

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on June 15, 2015 by Geeknet, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gadget Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), and subsidiary of GameStop Corp., a Delaware corporation (“Parent”), to purchase all of Geeknet, Inc.’s outstanding common stock, par value of $0.001 per share (the “Shares”) for $20.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 15, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The following text is hereby added after the first sentence of the fourth paragraph under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer”:

“The Board was aware that Guggenheim Securities had previously acted as Hot Topic’s financial advisor in its sale to Sycamore.”

2. The following text hereby replaces the first sentence of the eighth paragraph under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer”:

“Throughout the period in which Hot Topic and GameStop actively conducted diligence, Guggenheim Securities also contacted several other potential acquirers, including three potential strategic buyers, none of whom indicated any interest in a potential transaction, primarily reflecting, among other factors, that such potential strategic buyers believed that the Company was in a turnaround mode and faced significant challenges.”

3. The following text hereby replaces the final sentence of the thirty-first paragraph under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer”:

“Guggenheim Securities and Wachtell Lipton reiterated in the negotiations that followed that the conditions in GameStop’s merger agreement made its bid less attractive to the Company because these conditions, which were not requested by the other bidders, negatively impacted the certainty of closing in the view of the Company.”

4. The following text is hereby added after the final sentence of the thirty-seventh paragraph under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer”:

“Among other things, the GameStop agreement contained representations not in the Hot Topic agreement regarding (i) compliance with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the NASDAQ Global Market, (ii) disclosure of certain transactions since March 31, 2015, (iii) lawsuits against directors and employees, (iv) title to properties, (v) compliance with the Employee Retirement Income Security Act of 1975, as amended, (vi) deferred compensation plans, (vii) certain “material contracts” and (viii) vendors.  Moreover, the Hot Topic agreement contained post-Closing covenants to protect the pay, compensation and other benefits of continuing employees that Geeknet believed would better protect against the risk of employee departures than the covenants in the GameStop agreement, which departures Geeknet believed could have affected the likelihood of closing.  The 4% termination fee in the GameStop agreement was unchanged since the circulation of the May 22 draft.”

5. The following text is hereby added after the final sentence of the thirty-ninth paragraph under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer”:

“Execution of the Hot Topic Support Agreements was a condition of the transactions contemplated by the Hot Topic Merger Agreement.”

6. The following text hereby replaces the final sentence of the forty-fourth paragraph under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer”:

“In the course of discussions with Hot Topic and their counsel, Wachtell Lipton indicated that the Company would be willing to increase the termination fee payable to 5% of the aggregate merger consideration if Hot Topic increased their bid.”

7. The following text hereby replaces the second bullet under the heading “Opinion of the Company’s Financial Advisor—Summary of Financial Analyses—Offer and Merger Consideration Summary—Discounted Cash Flow Analyses”:

“Guggenheim Securities estimated Geeknet’s weighted average cost of capital to be in the range of 16.0% to 18.0%.  In light of, among other factors, Geeknet’s unique business model and its status as a publicly traded, micro market capitalization company with limited trading float, Guggenheim Securities advised Geeknet’s board of directors that calculating the Company’s weighted average cost of capital was challenging.  Nevertheless, Guggenheim Securities employed its seasoned professional judgment to estimate Geeknet’s weighted average cost of capital, based on, among other factors, (i) Guggenheim Securities’ then-current estimate of the prospective U.S. equity risk premium (which Guggenheim Securities estimated to range from 5.75% to 6.75%), (ii) a review of Bloomberg historical five-year average adjusted betas, Bloomberg historical two-year average adjusted betas, Bloomberg historical one (1)-year average adjusted betas and then-current Barra predicted betas for selected companies with principal listing on a U.S. exchange, including (a) a selection of small capitalization companies in the ecommerce and retail sectors and (b) a selection of large capitalization companies in the ecommerce and retail sectors to determine the floor for an appropriate beta range, resulting in what Guggenheim Securities determined to be a reasonable prospective levered equity beta reference range for Geeknet of 1.10 — 1.30, (iii) the prevailing yield on the twenty (20)-year U.S. Treasury bond as a proxy for the risk-free rate, (iv) a size premium of 5.78% -8.94% reflecting companies of a comparable size to Geeknet, (v) Geeknet’s assumed target capital structure (which was assumed to be 100% equity), and (vi) Guggenheim Securities’ investment banking and capital markets judgment and experience in performing financial analyses of companies in the ecommerce and retail sectors.  In the professional judgment of Guggenheim Securities, due to the unique nature of its business, its shareholder concentration and its limited public float, among other factors, Geeknet does not have any truly comparable publicly traded peer companies for WACC-related benchmarking purposes.”

8. The following text is hereby inserted after the first sentence in the first paragraph under the heading “Opinion of the Company’s Financial Advisor—Summary of Financial Analyses—Offer and Merger Consideration Summary—Selected Public Companies Analysis”:

“Guggenheim Securities advised that none of the selected publicly traded companies used in this analysis is truly comparable to Geeknet in light of, among other factors, Geeknet’s unique business.  Nevertheless, Guggenheim Securities selected these companies because, among other reasons, they represented companies that may be considered broadly similar, for purposes of Guggenheim Securities’ financial analysis, to Geeknet based on Guggenheim Securities’ significant exposure to the ecommerce and retail sectors.”

9. The following text is hereby inserted after the first sentence in the first paragraph under the heading “Opinion of the Company’s Financial Advisor—Summary of Financial Analyses—Offer and Merger Consideration Summary—Selected Precedent Transactions Analysis”:

“Guggenheim Securities advised that none of the selected precedent transactions used in this analysis is truly comparable to Geeknet in light of, among other factors, Geeknet’s unique business.  Nevertheless, Guggenheim Securities selected these transactions because, among other reasons, they involved target companies that may be considered broadly similar, for purposes of Guggenheim Securities’ financial analysis, to Geeknet based on Guggenheim Securities’ significant exposure to the ecommerce and retail sectors.”

Item 8.  Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The following text is hereby added as the second paragraph under the heading “Certain Litigation”:

“On July 6, 2015, the members of the Geeknet Board, Acquisition Sub, and GameStop entered into a memorandum of understanding with the plaintiff in the Aich Action, which sets forth a settlement of that action subject to approval of the Court of Chancery.  If the Court of Chancery approves the settlement as contemplated by the memorandum of understanding, the Aich Action will be dismissed with prejudice on a class-wide basis.  As part of the settlement, the Company agreed to make certain additional disclosures related to the Offer and the Merger, which are set forth in this Amendment to the Schedule 14D-9.  This Amendment should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety.  Nothing in this Amendment or the memorandum of understanding shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment.  The defendants in the Aich Action deny all of the allegations made by plaintiff and believe the disclosures in the Schedule 14D-9 are adequate under the law.  Nevertheless, Geeknet and the defendants have agreed to settle the Aich Action in order to avoid the costs, disruption, and distraction of further litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Geeknet, Inc.

	By:	/s/ Kathryn K. McCarthy
	Name:	Kathryn K. McCarthy
	Title:	President, Chief Executive Officer

Dated: July 7, 2015